 DeFi Development Corp.

6401 Congress Avenue, Suite 250

Boca Raton, FL 33487

June 11, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: DeFi Development Corp.

Application for Withdrawal of Registration Statement on Form S-3

(File No. 333-286767)

Ladies and Gentlemen:

On April 25, 2025, DeFi Development Corp., a Delaware corporation (the “Company”), initially filed Registration Statement No. 333-286767 on Form S-3 (together with all exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto. The Company is seeking withdrawal of the Registration Statement because, based on discussion between representatives of the Company and the Staff of the Commission, the Company understands that the Commission has determined that the Company does not meet the eligibility requirements for the use of Form S-3 at this time due to the Company’s failure to include management’s report on internal control over financial reporting in its Form 10-K prior to the due date for the Form 10-K. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission. The Company plans to file a resale registration statement in the future to cover the resale of the securities included in the Registration Statement subject to this request for withdrawal. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please contact Allison C. Handy at (206) 359-3295.

Sincerely,

/s/ Fei (John) Han
Name: Fei (John) Han
Title: Chief Financial Officer

 cc: Allison C. Handy , Perkins Coie LLP